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EXHIBIT 12

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STATEMENT RE COMPUTATION OF RATIOS
FOREMOST CORPORATION OF AMERICA AND SUBSIDIARIES
DECEMBER 31, 1998
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
($ in thousands except per share data)
Return on Beginning Shareholders' Equity:
   Net Income                                                         $43,368
                                                                  -----------
   Beginning Shareholder's Equity                                    $255,451      17.0%

Price Earnings Ratio:
   Price Range Per Share of FCOA Common Stock - Low                    $15.81
                                                                  -----------
   Earnings Per Share - diluted                                         $1.56        10

   Price Range Per Share of FCOA Common Stock - High                   $25.63
                                                                  -----------
   Earnings Per Share - diluted                                         $1.56        16

Ratio of Net Written Premiums to Statutory
   Policyholders' Surplus:
      Net Premiums Written                                           $433,173
                                                                  -----------
      Statutory Policyholders' Surplus                               $203,846       2.1

Ratio of Loss and Loss Expense Reserves to Statutory
   Policyholders' Surplus:
      Loss and Loss Expense Reserves                                  $83,376
                                                                  -----------
      Statutory Policyholders' Surplus                               $203,846       0.4

Combined Loss and Expense Ratio - GAAP:

   Total Losses and Expenses                                         $403,250
                                                                  -----------
   Premium Earned                                                    $436,230      92.4%
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